SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Chicken Soup for the Soul Entertainment, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

16842Q 100
(CUSIP Number)

William J. Rouhana, Jr. Chicken Soup for the Soul Entertainment, Inc. 132 E. Putnam Avenue, Floor 2W Cos Cob, Connecticut 06807
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chicken Soup for the Soul Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,654,506 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,654,506 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,654,506 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chicken Soup for the Soul Productions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,654,506 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,654,506 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,654,506 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William J. Rouhana, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,971,438 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,971,438 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,971,438 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 5 of 9 Pages

This Schedule 13D (“Schedule 13D”) is filed by Chicken Soup for the Soul Holdings, LLC (“Holdings”), Chicken Soup for the Soul Productions, LLC (“Productions”) and William J. Rouhana, Jr. with respect to ownership of shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) of Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 11,563,028 shares of Common Stock outstanding, comprised of 3,491,073 shares of Class A Common Stock and 8,071,955 shares of Class B common stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) outstanding as of August 17, 2017. The Class B Common Stock is convertible at any time into Class A Common Stock on a one for one basis. The Class A and Class B Common Stock vote as a single class, however, each share of Class A Common Stock has one vote and each share of Class B Common Stock (prior to conversion into Class A Common Stock) has ten votes.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807.

Item 2. Identity and Background.

The business address of each of Holdings, Productions and Mr. Rouhana is 132 E. Putnam Avenue, Floor 2W, Cos Cob, Connecticut 06807. Holdings is the ultimate parent of Productions. Holdings is ultimately controlled by Mr. Rouhana.

None of Holdings, Productions or Mr. Rouhana have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Holdings, Productions or Mr. Rouhana have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Holdings and Productions is a Connecticut limited liability company. Mr. Rouhana is a citizen of the United States.

Item 3. Sources and Amount of Funds or Other Consideration.

In May 2016, the Issuer entered into a credit facility (“Credit Facility”) with Trema, LLC, a company principally owned and controlled by Mr. Rouhana (“Trema”). In connection with the Credit Facility, the Issuer issued Class W warrants to Trema to purchase an aggregate of 157,500 shares of Class A Common Stock.

In May 2016, pursuant to the terms of the contribution agreement among Chicken Soup for the Soul, LLC, Productions and the Issuer (“Contribution Agreement”), the Issuer issued to Productions 8,600,568 shares of the Issuer’s Class B common stock, which are convertible into shares of Class A Common Stock. Since the date of the Contribution Agreement, Productions has transferred certain of these shares of Class B common stock to third parties in certain transactions and owns 7,654,506 shares of Class B common stock as of August 17, 2017.

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 6 of 9 Pages

Concurrently with the consummation of the Contribution Agreement, pursuant to the terms of the contribution agreement among Chicken Soup for the Soul, LLC, Trema, LLC (an affiliate of Mr. Rouhana), and the Issuer (“Trema Contribution Agreement”), the Issuer issued to Trema of 159,432 shares or the Issuer’s Class B common stock.

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Holdings, Productions and Mr. Rouhana may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Except as described herein, none of Holdings, Productions or Mr. Rouhana has any other agreements to acquire additional shares of Common Stock at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Rouhana is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, none of Holdings, Productions or Mr. Rouhana have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

Holdings, through its ownership of Productions, is the beneficial owner of 7,654,506 shares of the Issuer’s Class B common stock, or approximately 66.2% of the Issuer’s outstanding shares of Common Stock. Holdings has sole voting and dispositive power over the shares it holds. Giving effect to the ten votes per share afforded by the Class B common stock, Holdings’ shares of Common Stock give it 90.9% of the total voting power represented by the Common Stock.

Productions is the beneficial owner of 7,654,506 shares of the Issuer’s Class B common stock, or approximately 66.2 % of the Issuer’s outstanding shares of Common Stock. Productions has sole voting and dispositive power over the shares it holds. Giving effect to the ten votes per share afforded by the Class B common stock, Productions’ shares of Common Stock give it 90.9% of the total voting power represented by the Common Stock.

Mr. Rouhana is the controlling person of Holdings. Accordingly he may be deemed to have voting and dispositive power over the shares held by Holdings (and in turn Productions). Mr. Rouhana is also the beneficial owner of 159,432 shares of the Issuer’s Class B common stock and 157,500 shares of the Issuer’s Class A Common Stock issuable upon the exercise of the Issuer’s Class W warrants, for a total of approximately 68.0% of the Issuer’s outstanding shares of Common Stock. Mr. Rouhana has sole voting and dispositive power over these shares. Giving effect to the ten votes per share afforded by the Class B common stock, Mr. Rouhana’s shares of Common Stock give him 91.2% of the total voting power represented by the Common Stock.

In the last 60 days, none of Holdings, Productions or Mr. Rouhana have effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth under Items 3 and 4 relating to the Credit Facility, the Contribution Agreement and the Trema Contribution Agreement is incorporated herein by reference.

In connection with the Credit Facility, Trema was given registration rights with respect to the shares of Class A Common Stock underlying the Class W warrants it was issued.

The Issuer also entered into an agreement with Trema, pursuant to which Trema shall have the right to demand, on one occasion commencing August 17, 2018, that the Issuer register under the Securities Act the resale of the shares of Class A Common Stock issuable to Trema upon exchange of its Class B Common Stock (“Registrable Shares”) if and only if the Registrable Shares cannot be freely sold by such holders without volume restrictions under Rule 144. In addition, Trema has certain “piggyback” registration rights with respect to certain registration statements filed by the Issuer after August 17, 2017. The Issuer will bear the expenses incurred in connection with the filing of any such registration statement.

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 8 of 9 Pages

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of August 17, 2017, by and between Chicken Soup for the Soul Holdings, LLC, Chicken Soup for the Soul Productions, LLC and William J. Rouhana, Jr.

CUSIP No. 16842Q 100	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2017

CHICKEN SOUP FOR THE SOUL HOLDINGS, LLC

By:	/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.
Chief Executive Officer

CHICKEN SOUP FOR THE SOUL PRODUCTIONS, LLC

By:	/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.
Chief Executive Officer

/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.